                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Month Ended                Commission file number
                November 30, 2003                  0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                     Form 40-F
                            -----                             -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No   X
                      -----                              -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            N/A .


                           Total number of pages is 79

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                                                              2003 ANNUAL REPORT


                                                            SAND Technology Inc.















[SAND TECHNOLOGY LOGO]

                                    CONTENTS

                              SAND TECHNOLOGY INC.


LETTER TO SHAREHOLDERS.................................................................................1


FINANCIAL HIGHLIGHTS...................................................................................3


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................5


AUDITORS' REPORT......................................................................................27


CONSOLIDATED BALANCE SHEETS...........................................................................28


CONSOLIDATED STATEMENTS OF OPERATIONS.................................................................29


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY.......................................................30


CONSOLIDATED STATEMENTS OF CASH FLOWS.................................................................31


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS........................................................32


DIRECTORS AND OFFICERS................................................................................47


SHAREHOLDERS' INFORMATION.............................................................................48


SAND Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, Sand Online and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, Sand Analytic Server, Sand Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of Sand Technology Inc. Other trademarks are the property of their owners.

         THIS ANNUAL REPORT CONTAINS STATEMENTS, WHICH, TO THE EXTENT THAT THEY ARE NOT RECITATIONS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1993 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FOR FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE COMPANY ON NOVEMBER 7, 2003. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------------

                                                                November 7, 2003

To my fellow shareholders:

I am pleased to again have this opportunity to communicate with you concerning the events of the 2003 fiscal year, interesting events subsequent to the year end and our plans for the new fiscal year.

The past year has been a watershed for the "business intelligence" software industry. The desktop tools market matured to the point of commoditization, evidenced by consolidation - the Hyperion purchase of Brio Software and the intent of BusinessObjects to purchase Crystal Decisions - and by Microsoft's entry into the space with its first management reporting toolset. Many analysts now believe the industry has finally turned the corner from a focus on "desktop tools" to a focus on analytic applications and infrastructure - a focus away from graphic "data-display" and over to the more complex process of DELIVERING THE DATA TO THE BUSINESS DECISION MAKER. Why this change? "Business intelligence" is rapidly maturing beyond the simple need to report off the back of business transaction systems and forward thinking organizations are starting to make "information" the core of their business management process.

Nearly 20 years ago there was similar sea change in computing. The evolution from "clerical efficiency" computing to "process-efficiency" computing caused the move from back-office systems to on-line transaction processing. This led to the replacement of the dominant flatfile databases with the more fit-for-purpose OLTP relational database. The resulting OLTP-driven productivity wave allowed organizations to DO BUSINESS BETTER through the `80's and `90's. The next productivity round will be about DOING BUSINESS SMARTER. The industry is rapidly switching strategic focus from transaction processing to information processing and the smart money is now predicting that fit-for-purpose analytic infrastructures will rapidly take their place alongside the OLTP systems.

This development, of course, plays directly to SAND's core strength in optimized data management for complex analytic applications and is directly behind the move last year to re-brand the Nucleus database as the SAND Analytic Server in recognition of its ability to perform far beyond the expectations of traditional databases.

In 2003, we released version 3.1 of the SAND Analytic Server, a product which further advanced our four key development themes of scalability, plug-and-play compatibility with existing analytic tools, ease-of-use and speed to set-up and keep current. In sum, this product enhances our ability to deliver initial business benefits faster than traditional systems, to more rapidly respond to business change and to more effectively provide meaningful business answers, delivering on our promise of ANALYTICS @ THE SPEED OF BUSINESS.

During the current fiscal year, we will continue to offer performance boosts to the core SAND Analytic Server so that business users can continue to understand current data on a near real-time basis. We also know that businesses want to be able to look at data in a historical context - something that Sarbanes-Oxley puts into sharp focus - so we intend to extend the analytic perspective by adding a unique highly efficient searchable archive capability by mid-year.

Commercially, the past fiscal year has been an important year for SAND as well, culminating with the sale at yearend of our ClarityBlue System's Integration Division. I have explained this transaction in the past months; to recap, it was really a "have-your-cake-and-eat-it-to" opportunity to re-focus our business around our core strengths in advanced data management, to re-position SAND so as to fully capitalize on the software products market trends that I outlined above and to re-align our strategy to fully exploit a partner channel approach to the market. ClarityBlue has fulfilled a valuable purpose by truly demonstrating the full capability of SAND's technology for advanced analytic applications and by creating for us a groundswell of brand name reference customers. As a result of the sale, we have the operating capital to go forward, have reduced our cost run-rate and will still benefit from product revenue and customer references developed by ClarityBlue as our business partner without having other business partners express concerns about conflicts of interest surrounding an internal unit.

Strategic partners are key to our success and we are actively developing relationships with "thought leader" organizations in strategic vertical markets. We continue to work with Perot Systems in the US federal government arena. Accenture has continued to develop as a partner and has recently reinforced its commitment by training a cadre of senior project managers in the use of SAND products. We have also strengthened this relationship by bringing on board a former Accenture senior alliances manager as our Accenture portfolio manager in the United States and have made a parallel arrangement in the United Kingdom. In the health care field, we have launched a consortium with Park City Solutions to market an integrated clinical data research system and we continue to actively recruit other high profile business partners to work with us in other key verticals.

To this end, we have added to our own sales and strategic partnering capacity with the addition of two seasoned Business Development and System's Consulting experts in the United States. In Europe, our German division is headed up by a former Managing Director of Hyperion, and our new operation in the United Kingdom is now lead by a former Managing Director of ACTA Technologies. We expect these experienced "business intelligence" professionals to contribute strongly to our channel-driven success in the current fiscal year.

I am cautiously optimistic about positive growth opportunities for SAND in the US enterprise software market through 2004, though the European economy remains sluggish. As a result, we intend to continue our policy of fiscal restraint through the foreseeable future. I am also very bullish about the strong role that advanced analytics will play in driving further productivity gains in the economy and extremely excited both about the efficacy of SAND's products to play a key role in this next productivity revolution and in the ability of our assembled team of in-house converts and strategic business partners to capture our rightful share of the resulting market.

Thank you for your continued belief in the SAND vision and your continuing support for SAND Technology, and I look forward to keeping you abreast of exciting Company developments going forward.

Sincerely,

/s/ ARTHUR RITCHIE

Arthur G. Ritchie
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2003 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

     (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                                        FISCAL YEAR ENDED
                                                  ---------------------------------------------------------------
                                                     7/31/03              7/31/02               7/31/01
                                                  ---------------------------------------------------------------
                                                        CA                   CA                    CA
Rates of exchange
   At period end-- US$....................             $1.40                $1.58                  $1.53
   Average for the period.................             $1.50                $1.57                  $1.52

Results of Operations
   Net Sales..............................           $31,683              $13,922                $11,259
   Research and Development Costs...                 ($3,311)             ($4,888)               ($3,924)
   Selling, General and Administrative
   Expenses...............................          ($16,582)            ($16,033)              ($11,202)
   Amortization...........................           ($1,077)             ($1,505)               ($1,160)
   Cost of Sales and Product Support......          ($12,510)             ($6,474)               ($4,120)
   Operating income (loss)                           ($1,797)            ($14,978)               ($9,147)

Other Income (expense)                                 ($167)                $166                   $624

Gain on Sale of Subsidiary                           $11,757

Net Income (Loss).........................            $9,793             ($14,812)               ($8,523)

Financial Position
   Working Capital........................           $19,133               $7,562                $22,204
   Total Assets...........................           $24,026              $15,528                $29,932
   Total Liabilities......................            $4,344               $5,584                 $5,237
   Shareholders' Equity...................           $19,682               $9,944                $24,695

Earnings (Loss) per Share.................             $0.74               ($1.12)                ($0.71)
Weighted Average Numbers of Shares
   outstanding during each period (000's)             13,189               13,186                 12,079

The same data, presented in conformity with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                                        FISCAL YEAR ENDED
                                                  ---------------------------------------------------------------
                                                     7/31/03              7/31/02               7/31/01
                                                  ---------------------------------------------------------------
                                                        CA                   CA                    CA
Rates of exchange
   At period end-- US$....................             $1.40                $1.58                  $1.53
   Average for the period.................             $1.50                $1.57                  $1.52

Results of Operations
   Net Sales..............................           $31,683              $13,922                $11,259
   Research and Development Costs...                 ($3,311)             ($4,888)               ($3,924)
   Selling, General and Administrative
   Expenses...............................          ($16,582)            ($16,033)              ($11,202)
   Amortization...........................           ($1,077)             ($1,505)               ($1,160)
   Cost of Sales and Product Support......          ($12,510)             ($6,474)               ($4,120)
   Operating income (loss)                           ($1,797)            ($14,978)               ($9,147)

Other Income (expense)                                 ($167)                $166                   $624

Gain on Sale of Subsidiary                           $11,757

Net Income (Loss).........................            $9,793             ($14,812)               ($8,523)

Financial Position
   Working Capital........................           $19,133               $7,562                $22,204
   Total Assets...........................           $24,026              $15,528                $29,932
   Total Liabilities......................            $4,344               $5,584                 $5,237
   Shareholders' Equity...................           $19,682               $9,944                $24,695

Earnings (Loss) per Share.................             $0.74              ($1.12)                ($0.71)
Weighted Average Numbers of Shares
   outstanding during each period (000's)             13,189               13,186                 12,079

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THEM FOR EACH OF THE THREE YEARS ENDED JULY 31, 2003, 2002 AND 2001 AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON NOVEMBER 7, 2003. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 13 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES, WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2001", "FISCAL 2002" AND "FISCAL 2003" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2001, JULY 31, 2002 AND JULY 31, 2003, RESPECTIVELY.

OVERVIEW

         SAND Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

         Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The SAND Analytic Server, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions right across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning.

DEVELOPMENTS IN 2003

At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the UK.

Sale of ClarityBlue

With the growth of ClarityBlue successes in the market place, we were faced with ever-increasing demands for resources to fuel that growth. Often, ClarityBlue contracts involved investment in staff and infrastructure on our part that would only be recovered from the client over multiple years. At the same time, while ClarityBlue was generating strong reference customers for SAND products and proving their efficacy as a platform for systems integrators to competitively stage large projects - our preferred distribution channel - the systems integration community - was wary of our "in-house" competition.

Meanwhile, Industry Analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

As a result, the decision was taken to spin-off the ClarityBlue division through a Management Buyout by the team operating ClarityBlue, funded by "deep pocket" venture capital and Barclays Bank plc. The transaction was completed at the end of July 2003 and enabled us to resolve a number of issues:

          o SAND is able to focus its resources around the SAND Analytic Server product set while considerably reducing its operational run-rate

          o SAND retains ClarityBlue as a major customer for our SAND Analytic Server products, and agreements are put in place to continue to fuel our growth through ClarityBlue's use of our technology in their solutions.

          o SAND can continue to leverage the success of the ClarityBlue model to recruit other systems integrators without the spectre of unfair competition

          o SAND still has a direct commercial presence in the United Kingdom through the novation of customer contracts formerly serviced by ClarityBlue

          o SAND received cash of approximately $20 Million for the sale of ClarityBlue, thereby stabilizing SAND in the eyes of prospective business partners and customers

Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we are now able to move with increased speed to secure effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with Systems Integrators and Application Vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the continued success of ClarityBlue.

Products and Services

         SAND has developed a unique data storage and manipulation architecture known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.


         The SAND Analytic Server, based on SAND's patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server, or the Nucleus products upon which it is based, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.


         During the most recent fiscal year, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND Analytic Server and in the ability of the SAND Analytic Server to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

         The SAND Analytic Server incorporates a number of advanced technologies. Its development has already required, and will continue to require, substantial investment in research and development.


Marketing and Sales


         Our corporate headquarters are located in Montreal where we also have development and sales resources, offices in Kenilworth, New Jersey, McLean, Virginia and Pasadena, California, through SAND Technology Corporation ("SAND USA"), to provide for the development and distribution of the SAND Analytic Server and future products in the United States.

         Following the sale of ClarityBlue, we relocated our offices in the United Kingdom to Basingstoke, southwest of London. We have an office in Hamburg, Germany, through SAND Technology Deutschland GmbH.

         We have alliances or commercial relationships with, among others, IBM, Microsoft, Oracle, Ab Initio, Brio Technology, Business Objects, Information Builders, Perot Systems, Sema/Schlumberger, DunnHumby, FDI and Equifax. The United States General Services Administration (GSA) has officially approved the addition of The Nucleus Product Suite to a GSA Supply Schedule.

         Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server as a key part of their offering.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2003, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, integration, training and maintenance support, and our application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;

o    We have delivered the software product to the customer;

o The amount of the fees to be paid by the customer is fixed and determinable; and

o    Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

     o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and our revenue recognition criteria are met.

     o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2003, revenues included solution sales in addition to software and services models. The key distinguishing factors between what we consider to be a solutions sale and a software and services sale are the comparable dollar values for services compared to software and the nature of the services contracted, being increased customization of code and more complex interfaces as opposed to simple installation. In addition, we may maintain a large amount of risk related to the success of our solutions sales agreements. These risks may be in the form of significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations. However, these risks are limited by the fact that customers do formally accept deliveries through an acceptance protocol that includes appropriate customer testing. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Due to the slow-down in the economy, our customers have been and continue to be reluctant to make large commitments in up-front license fees, and so, our revenues from license and maintenance arrangements have been and are expected to be lower until the economy recovers and our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we expect that in the future, for such new product sales, we will be using the residual method to record revenues. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

For a more detailed description of revenue recognition policies, refer to note 1 of our consolidated financial statements.

RESULTS OF OPERATIONS
FISCAL 2003 COMPARED WITH FISCAL 2002

Revenue

     Our sales in fiscal 2003 were $31,682,536, an increase of 128% from sales of $13,922,077 in fiscal 2002.

     Our sales in fiscal 2003 in North America were $3,423,142, a decrease of 23% from sales of $4,417,697 in fiscal 2002. In Europe, sales in fiscal 2003 were $28,259,394, an increase of 197% from sales of $9,504,380 in fiscal 2002.

     The increase in sales is primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services. In North America, the decreased revenue stems from limiting our expenditures relative to direct sales as well as dealing with the productivity issues associated with direct sales, all while we started to build effective partner strategies.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities agree associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses excluding amortization increased by 3% to $16,581,789 for the fiscal year ended July 31, 2003 from $16,033,249 for the fiscal year ended July 31, 2002. The increase is primarily due to foreign exchange fluctuation where the company recorded a $638,897 loss compared to foreign exchange gain of $1,236,840 for the fiscal year ended July 31, 2002. This increase was significantly offset by the decrease in bad debt expense due to an unusual item in 2002 that was not repeated in 2003.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 32% to $3,310,709 for the fiscal year ended July 31, 2003 from $4,887,581 for the fiscal year ended July 31, 2002. As a percentage of total revenues, research and development expenses were 10% compared to 35% for the year ended July 31, 2002. The decline in the amount devoted to research and development expenses as a percentage of total revenues reflect the current stage of development of the SAND Analytic Server. We believe that continuing investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2004, we expect that research and development expenditures will not increase significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 93% to $12,510,215 for the fiscal year ended July 31, 2003 from $6,473,974 for the fiscal year ended July 31, 2002. This increase, which reflects the increase in revenues, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Income from operations substantially improved for the fiscal year ended July 31, 2003, reaching an operating loss, before taxes, of $1,797,002 as compared to an operating loss of $14,977,714 for the fiscal year ended July 31, 2002, an improvement that reduced the loss by 88%. We started to reap the benefits and the favourable results flowing from the substantial expenditures incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force so as to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2003 were $20,344,426 compared with $5,958,011 at July 31, 2002.

FISCAL 2002 COMPARED WITH FISCAL 2001

Revenue

     Our sales in fiscal 2002 were $13,922,077, an increase of 24% from sales of $11,258,528 in fiscal 2001.

     Our sales in fiscal 2002 in North America were $4,417,697, an increase of 33% from sales of $3,313,856 in fiscal 2001. In Europe, sales in fiscal 2002 were $9,504,380, an increase of 20% from sales of $7,944,672 in fiscal 2001.

     The increase in sales is primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 43% to $16,033,249 for the fiscal year ended July 31, 2002 from $11,201,950 for the fiscal year ended July 31, 2001. The increase is primarily due to bad debt expense of $1,538,571 incurred in fiscal 2002 ($20,360 in fiscal 2001), increased costs associated with building our solutions business in the United Kingdom and increased marketing efforts to address international and specific markets. During fiscal 2003, SAND anticipates that selling, general and administrative expenses may decline as a percentage of total revenues. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses increased by 25% to $4,887,581 for the fiscal year ended July 31, 2002 from $3,923,671 for the fiscal year ended July 31, 2001. As a percentage of total revenues, research and development expenses remained unchanged at 35%. The relatively constant amount devoted to research and development expenses as a percentage of total revenues reflect the current stage of development of the SAND Analytic Server. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2003 we expect that research and development expenditures will decrease, both in absolute dollars and as a percentage of total revenues. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 57% to $6,473,974 for the fiscal year ended July 31, 2002 from $4,119,508 for the fiscal year ended July 31, 2001. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2002, reaching an amount of $14,977,714 as compared to a loss of $9,147,000 for the fiscal year ended July 31, 2001, an increase of 64%. Substantial expenditures were incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force and to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2002 were $5,958,011 compared with $18,488,707 at July 31, 2001.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other information in the Annual Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

         Because we have not been profitable in four out of our last fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001 and $14,812,001 in the fiscal year ended July 31, 2002. Although, fiscal year 2003 is profitable, the profit is due to the gain from the sale of ClarityBlue , which amounted to $11,757,280. Had we not sold the ClarityBlue subsidiary, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

         We expect to continue to incur substantial operating expenses in the foreseeable future in relation to our revenue base and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A DEVELOPER AND MARKETER OF SOFTWARE, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

         Your evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o   WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

         Though we plan to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play a key role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o        WE DEPEND ON KEY PERSONNEL.

         Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense despite the current economic slowdown, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o        OUR PRODUCT SALES CYCLE IS LENGTHY.

         The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than what has been experienced elsewhere. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

o        WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

         Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o        WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

         We now compete in the highly competitive computer software industry as a result of bringing our original Nucleus product family and more recently the SAND Analytic Server to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

         Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

         Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

         We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

         We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

         Although the disposal of ClarityBlue will reduce the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 71%, 68% and 89% of our total revenue for fiscal 2001, 2002 and 2003, respectively. We now have sales offices in the United Kingdom and Germany.

         A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

         There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

o WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE NUCLEUS PRODUCT SUITE TO GENERATE MOST OF OUR REVENUE.

         We expect the sale of our SAND Analytic Server and Nucleus Product Suite to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

         The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

         We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

         In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o        WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

         We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

         Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o        THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

         We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have six United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

         Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o        SHARES ELIGIBLE FOR FUTURE SALE.

         Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

         The exercise of existing outstanding warrants and options and the number of Class A common shares available for future issuance may substantially dilute the value of our Class A common shares.

         We are authorized to issue an unlimited number of Class A common shares, of which 13,094,227 shares are outstanding as of November 1, 2003, and we have reserved an additional 1,247,500 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase 1,247,500 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ SMALLCAP MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

         Our Class A common shares are currently listed on the Nasdaq SmallCap Market System ("NASDAQ"). The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.50 to a high of US$1.36 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ SmallCap Market and the equity markets for software companies in particular, have over the past years experienced extraordinary price and volume volatility and a significant cumulative overall decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o        EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER
         US.

         Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 15.8% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.8% of our Class A common shares, while George Wicker, Executive Vice President of SAND Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of SAND's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

o OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

         Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

                                            [INTENTIONALLY LEFT BLANK]

                         CONSOLIDATED FINANCIAL STATEMENTS OF

                         SAND TECHNOLOGY INC.

                         JULY 31, 2003, 2002 AND 2001

                                            [INTENTIONALLY LEFT BLANK]

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4104
www.deloitte.ca



AUDITORS' REPORT


To the Shareholders of
Sand Technology Inc.


We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Chartered Accountants

October 15, 2003

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $


ASSETS

Current assets
    Cash and cash equivalents                                                     20,344,426            5,958,011
    Accounts receivable                                                            2,340,868            6,316,918
    Balance of sale receivable (Note 2)                                              588,483                    -
    Inventories                                                                            -              205,290
    Prepaid expenses                                                                 203,331              565,546
    Loan receivable, bearing interest at 8%                                                -              100,000
-------------------------------------------------------------------------------------------------------------------
                                                                                  23,477,108           13,145,765

Capital assets (Note 3)                                                              548,719            2,336,603
Acquired technology (Note 4)                                                               -               45,430
-------------------------------------------------------------------------------------------------------------------
                                                                                  24,025,827           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                                       2,979,643            3,256,778
    Deferred revenue                                                               1,139,609            2,073,154
    Deferred credits                                                                 224,917              254,254
-------------------------------------------------------------------------------------------------------------------
                                                                                   4,344,169            5,584,186
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY

    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,164,327 common shares (13,209,427 in 2002)                          39,051,564           39,185,351
    Deficit                                                                      (19,369,906)         (29,241,739)
-------------------------------------------------------------------------------------------------------------------
                                                                                  19,681,658            9,943,612
-------------------------------------------------------------------------------------------------------------------
                                                                                  24,025,827           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

REVENUE                                                      31,682,536           13,922,077           11,258,528
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Cost of sales and product support                        12,510,215            6,473,974            4,119,508
    Research and development, net (Note 6)                    3,310,709            4,887,581            3,923,671
    Amortization of capital assets and
        acquired technology                                   1,076,825            1,504,987            1,160,399
    Selling, general and administrative expenses             16,581,789           16,033,249           11,201,950
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     33,479,538           28,899,791           20,405,528
-------------------------------------------------------------------------------------------------------------------

Operating loss                                               (1,797,002)         (14,977,714)          (9,147,000)
-------------------------------------------------------------------------------------------------------------------

Other income
    Interest income                                              14,939              165,713              624,324
    Gain on sale of subsidiary (Note 2)                      11,757,280                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                             11,772,219              165,713              624,324
-------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                             9,975,217          (14,812,001)          (8,522,676)
-------------------------------------------------------------------------------------------------------------------

Income taxes (Note 7)
    Current                                                      13,136                    -                    -
    Future                                                      169,000                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                                182,136                    -                    -
-------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             9,793,081          (14,812,001)          (8,522,676)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per share                        0.74                (1.12)               (0.71)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted average number
    of common shares outstanding                             13,189,124           13,186,194           12,079,359
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors

/S/ ARTHUR G. RITCHIE, DIRECTOR                /S/ DOUGLAS S. PRYDE, DIRECTOR

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2003, 2002
AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                      Common Stock
                                       Exchange              -------------------------------
                                         rate                   Shares              Amount               Deficit
-------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $

BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)

Net loss                                    -                         -                    -            (8,522,676)

Exercise of stock options                0.66                    40,000               77,608                     -

Common share equity line                 0.66                   586,282            2,264,483                     -

Private placement                        0.66                 2,900,000           24,327,273                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65                13,153,427           39,125,112           (14,429,738)

Net loss                                                              -                    -           (14,812,001)

Exercise of stock options                0.64                    56,000               60,239                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2002                   0.63                13,209,427           39,185,351           (29,241,739)

Net income                                  -                         -                    -             9,793,081

Share repurchase                         0.67                   (45,100)            (133,787)               78,752
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                   0.71                13,164,327           39,051,564           (19,369,906)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net income (loss)                                         9,793,081          (14,812,001)          (8,522,676)
    Items not affecting cash
        Amortization of capital assets and
           acquired technology                                1,076,825            1,504,987            1,160,399
        Gain on sale of subsidiary                          (11,757,280)                   -                    -
        Provision for loan receivable                           100,000                    -                    -
        Future income taxes                                     169,000                    -                    -

    Changes in non-cash operating
        working capital items
           Accounts receivable                               (4,509,208)           2,098,952           (4,064,082)
           Inventories                                         (228,341)            (160,507)              (1,683)
           Prepaid expenses                                    (926,014)            (174,058)            (276,945)
           Accounts payable and accrued liabilities           4,977,197             (144,872)           1,778,911
           Deferred revenue                                     695,600              237,894            1,453,224
-------------------------------------------------------------------------------------------------------------------
                                                               (609,140)         (11,449,605)          (8,472,852)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of acquired technology                                   -               (9,278)                   -
    Purchase of capital assets                               (1,995,167)          (1,386,306)          (1,577,617)
    Proceeds from sale of subsidiary, net of cash
        and cash equivalents disposed                        17,663,577                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                             15,668,410           (1,395,584)          (1,577,617)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of common shares                                         -               60,239           26,669,364
    Repurchase of common shares                                 (55,035)                   -                    -
    Balance of sale receivable                                 (588,483)                   -                    -
    Deferred credits                                            (29,337)             254,254                    -
    Repayment of balance of purchase price                            -                    -             (517,300)
-------------------------------------------------------------------------------------------------------------------
                                                               (672,855)             314,493           26,152,064
-------------------------------------------------------------------------------------------------------------------

(Increase) decrease in cash and cash equivalents             14,386,415          (12,530,696)          16,101,595
Cash and cash equivalents, beginning of year                  5,958,011           18,488,707            2,387,112
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       20,344,426            5,958,011           18,488,707
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2003.

Non-cash operating and investing activities
    Transaction costs incurred from sale of
        subsidiary                                            1,462,768                    -                    -


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the terms of the contract.

     Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method for the following periods:

           Furniture and equipment                          5 years
           Computer equipment                               3 years
           Leasehold improvements               over the lease term

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective August 1, 2002, the Corporation adopted CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

     The new Section allows the Corporation to continue its existing policy of no compensation cost recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

     The new Section, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. The required pro forma disclosure is found in Note 5.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements which are amortized on a straight-line basis over the term of the lease.

     DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

     The Corporation early adopted the recommendations of Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations." This Section provides guidance on the recognition measurement, presentation and disclosure of long-lived assets to be disposed of. It replaces the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

     o    Provides criteria for classifying assets as held for sale;

     o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

     o Provides criteria for classifying a disposal as a discontinued operation; and

     o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

     The adoption of this new Section did not have a material impact on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FOREIGN EXCHANGE TRANSLATION

     Revenue and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

     FUTURE ACCOUNTING CHANGES

     The CICA has issued the following new Handbook Sections:

     a) Handbook Section 3063, "Impairment of Long-lived Assets": effective for years beginning on or after April 1, 2003, this Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment." The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Impairment loss is measured as the amount by which its carrying amount exceeds its fair value.

          The Corporation does not believe that the adoption of this new Section will have a material impact on its consolidated financial statements.

     b)   Guarantees

          The CICA recently issued accounting Guideline 14 "Disclosure of Guarantees." The new accounting guideline requires a guarantor to disclose significant information about guarantees it has provided and is effective for fiscal years beginning on or after January 1, 2003. The Corporation is currently assessing whether additional disclosures will be necessary with respect to this new accounting guideline.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.   SALE OF SUBSIDIARY

     On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Ltd.) ("CBL") for total proceeds of $19,893,485 ((pound)8,841,548), to a group of investors, who included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((pound)5,225,458) as follows:

                                                                          $
     Proceeds:
      Cash consideration received at closing                       19,305,002
      Balance of sale receivable, non-interest bearing                588,483
     --------------------------------------------------------------------------
                                                                   19,893,485

     Less estimated transactions costs                              1,462,768
     --------------------------------------------------------------------------
     Net proceeds                                                  18,430,717

     Net assets disposed                                            6,673,437
     --------------------------------------------------------------------------
     Gain on disposal                                              11,757,280
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     Net assets disposed:
     Assets
      Cash and cash equivalents                                     2,229,908
      Accounts receivable                                           8,485,258
      Inventory                                                       433,631
      Prepaid expenses                                              1,288,229
      Capital assets                                                2,751,656
     --------------------------------------------------------------------------
                                                                   15,188,682
     --------------------------------------------------------------------------

     Liabilities
      Accounts payable and accrued liabilities                      6,717,100
      Deferred revenue                                              1,629,145
      Future income tax liabilities                                   169,000
     --------------------------------------------------------------------------
                                                                    8,515,245
     --------------------------------------------------------------------------
                                                                    6,673,437
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The proceeds recorded represents management's best estimate of the amount to be received, which include provisions for potential adjustment to the total sale consideration. The Corporation has provided warranties for claims against CBL for conditions existing prior to the sale. The warranties for tax matters expire in calendar 2010 and calendar 2005 for other warranties. An estimated provision related to those warranties has been provided for in the calculation of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.   CAPITAL ASSETS

                                                                                   2003
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $

     Furniture and equipment                                 347,700              285,733               61,967
     Computer equipment                                      419,154              149,913              269,241
     Leasehold improvements                                  287,610               70,099              217,511
     -----------------------------------------------------------------------------------------------------------
                                                           1,054,464              505,745              548,719
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                                                   2002
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $

     Furniture and equipment                                 790,170              281,606              508,564
     Computer equipment                                    1,290,570              273,437            1,017,133
     Leasehold improvements                                  957,670              146,764              810,906
     -----------------------------------------------------------------------------------------------------------
                                                           3,038,410              701,807            2,336,603
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


4.       ACQUIRED TECHNOLOGY

                                                                                   2003
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $
     Product source codes                                  3,002,317             3,002,317                   -
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                                                   2002
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $
     Product source codes                                  3,002,317             2,956,887              45,430
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     2003 transactions

     On October 15, 2002, the Corporation announced that its Board of Directors authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

     2002 transactions

     56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     2001 transactions

     586,282 Class "A" common shares were issued through its common share equity line for net cash proceeds of $2,264,483.

     40,000 Class "A" common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 Class "A" common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants which were exercisable from time to time during the period beginning November 22, 2000 and ending on November 22, 2002 at an exercise price of US$6.00 per share. To date none of the warrants have been exercised.

     STOCK OPTION PLANS

     The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest equally over a five-year period and the options' maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for fiscal 2003, 2002 and 2001 was as follows:

                                                2003                        2002                       2001
                                     ------------------------     ------------------------     --------------------
                                                    WEIGHTED                     Weighted                 Weighted
                                                     AVERAGE                      average                  average
                                        OPTIONS     EXERCISE        Options      exercise      Options    exercise
                                        (000S)        PRICE         (000s)         price       (000s)      price
     --------------------------------------------------------------------------------------------------------------
                                        NUMBER         $US          Number         $US          Number      $US

        Outstanding,
          Beginning of year                849        3.52            1,389        4.53             958      4.15
          Granted                          571        1.28              333        3.20             515      5.02
          Exercised                          -        -                  56        0.67              40      1.27
          Forfeited                        173        4.08              817        5.30              44      5.06
     --------------------------------------------------------------------------------------------------------------

        Outstanding,
           end of year                   1,247        2.41              849        3.52           1,389      4.53
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

        Options exercisable
           at year end                     411        3.09              324        2.84             247      4.15
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2003:

                                                          Options outstanding                  Options exercisable
                                               ----------------------------------------      -----------------------
                                                             Weighted         Weighted                     Weighted
                                                             average          average                      average
                                               Options      remaining         exercise        Options     exercise
        Range of exercise prices ($US)         (000s)         life              price         (000s)        price
     --------------------------------------------------------------------------------------------------------------
                                               Number         Years             US$            Number        US$

        (less than)1.00                             160           2.97           0.69             160          0.69
        1.00 to 1.99                                644           9.26           1.04              24          1.23
        3.00 to 3.99                                 20           2.97           3.38              20          3.38
        4.00 to 4.99                                 48           4.45           4.40              48          4.40
        5.00 to 5.99                                342           7.60           5.08             136          5.17
        6.00 to 6.99                                 29           6.03           6.37              20          6.37
        7.00 to 7.99                                  4           5.34           7.00               3          7.00
     --------------------------------------------------------------------------------------------------------------
                                                  1,247           7.62           2.41             411          3.09
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK (CONTINUED)

     STOCK-BASED COMPENSATION

     For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook
     Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                                                                         $

     Net income, as reported                                                                         9,793,081
     Fair value of stock-based compensation                                                            104,763
     -----------------------------------------------------------------------------------------------------------
     Pro forma net income                                                                            9,688,318
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------
     Pro forma basic and diluted earnings per share                                                       0.73
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


6.   RESEARCH AND DEVELOPMENT

     Investment tax credits netted against research and development expenses amounted to $747,426 ($612,519 and $865,676 in 2002 and 2001,
     respectively).

7.   INCOME TAXES

     The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                   2003               2002
                                                                              ----------------------------------
                                                                                     $                  $

     Income taxes (recovery) at Canadian statutory rates                         3,216,000          (4,740,000)
     Non-taxable amounts                                                          (628,000)                  -
     Utilization of losses carried forward                                      (2,979,864)                  -
     Non-recording of benefit from losses carried forward                          574,000           4,740,000
     -----------------------------------------------------------------------------------------------------------
     Total income tax expense                                                      182,136                   -
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED)

     The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                              2003               2002
                                                                         ----------------------------------
                                                                                $                  $

Future tax assets
   Losses carried forward                                                   8,100,000          10,200,000
   Capital assets                                                             210,000             214,000
   Research and development                                                 1,300,000             736,000
-----------------------------------------------------------------------------------------------------------
                                                                            9,610,000          11,150,000

Future tax liabilities
   Investment tax credits                                                     236,000             192,000
-----------------------------------------------------------------------------------------------------------
Net future income taxes                                                     9,374,000          10,958,000

Less: valuation allowance                                                  (9,374,000)        (10,958,000)
-----------------------------------------------------------------------------------------------------------
Net future income taxes                                                             -                   -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

     The Corporation has losses carried forward to reduce future taxable income for US and German tax purposes of approximately $21,000,000 and $3,300,000, respectively, expiring at various dates to 2018. In addition, the Corporation has research and development expenditures carried forward of approximately $4,100,000 which can be used to reduce taxable income, at any time in the future and investment tax credits of approximately $1,800,000 which can be applied against future federal income taxes payable, expiring at various dates to 2012. The benefits of these items have not been recognized in the financial statements.


8.   COMMITMENTS AND CONTINGENCIES

     The Corporation is committed under operating leases for a total amount of approximately $1,485,000. The minimum payments due in each of the following years are as follows:

                                                      $

                    2004                           320,000
                    2005                           321,000
                    2006                           323,000
                    2007                           277,000
                    2008                           244,000

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                             NORTH AMERICA             EUROPE
                                             -------------             ------

     2003
     Revenue                                    3,423,142           28,259,394
     Income before taxes                        7,670,884            2,122,197
     Identifiable assets                       19,596,545            4,429,282

     2002
     Revenue                                    4,417,697            9,504,380
     Loss before taxes                        (10,927,783)          (3,884,218)
     Identifiable assets                        5,797,886            9,729,912

     2001
     Revenue                                    3,313,856            7,944,672
     Income (loss) before taxes                (8,930,339)             407,663
     Identifiable assets                       21,869,267            8,063,017

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

10.  FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Corporation's financial assets and liabilities included in the current and non-current assets and current and non-current liabilities approximate their fair values at July 31, 2003.

     CREDIT RISK

     The Corporation's exposure to credit risk as of July 31, 2003, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.


11.  SIGNIFICANT CUSTOMERS

     For the year ended July 31, 2003, the Corporation generated approximately 26% of its revenues from two customers. There were no significant customers for each of the years ended July 31, 2002 and 2001.


12.  COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

     The following items present other supplementary disclosures required under United States generally accepted accounting principles.

     COMPREHENSIVE INCOME

     The Corporation has adopted SFAS 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

     STOCK-BASED COMPENSATION

     The Corporation accounts for its stock compensation using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees. U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by FAS No.123, Accounting for Stock Based Compensation, had been applied for the periods presented.

     The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis giving effect to the pro forma compensation expense relating to stock options granted to employees, in accordance with FAS 123.

                                                       July 31, 2003         July 31, 2002        July 31, 2001
                                                       -------------         -------------        -------------
                                                             $                     $                    $

     Net income (loss), as reported                        9,793,081          (14,812,001)          (8,522,676)
     Pro forma compensation benefit (expense)               (482,038)             301,420             (875,375)
     -----------------------------------------------------------------------------------------------------------
     Pro forma net income (loss)                           9,311,043          (14,510,581)          (9,398,051)
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

     Pro forma basic earnings (loss) per share                  0.71                (1.10)              (0.778)
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     STOCK-BASED COMPENSATION (CONTINUED)

     The Corporation recognized compensation benefit of $301,420 in 2002 which resulted from the reversal of previously recorded stock compensation expense on the forfeiture of unexercised options. The benefit is reconciled as follows: (1) stock compensation expense $597,381 in 2002 for employee based stock option plans in accordance with FAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of unexercised option of $898,801 in 2002.

     FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal years 2003, 2002 and 2001.

                                                       July 31, 2003         July 31, 2002        July 31, 2001
                                                       -------------         -------------        -------------
                                                             $                     $                    $

     Risk-free interest rate                                4.80%                 4.75%                4.93%
     Dividend yield                                            -%                    -%                   -%
     Volatility factor of the expected market
        price of the Corporation's common stock               87%                   89%                  81%
     Term to maturity                                     7 YEARS               7 years              7 years


     RECENT PRONOUNCEMENTS

     In May 2003, the FASB issued the Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise be effective at the beginning of the first period commencing after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Corporation's business, results of operations or financial condition.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     RECENT PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial condition.

     In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of FASB Statement No. 123 which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, the Corporation may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or
     (3) prospectively to awards granted or modified since January 1, 1995. SFAS 148 is effective for years ending after December 15, 2002. The Corporation did not adopt the fair value based method under SFAS 123.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in Restructuring)" ("EITF 94-3"). SFAS 143 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability when an entity committed to an exit plan. Therefore, the effect of SFAS 146 will be to change the timing of recognition of certain liabilities and no material valuation differences are expected. Plans initiated before December 31, 2002 continue to be accounted for under EITF 94-3. The adoption of SFAS 146 did not have an impact on the Corporation's business, results of operations or financial condition.

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

DIRECTORS                                    OFFICERS
---------                                    --------

ARTHUR G. RITCHIE                            ARTHUR G. RITCHIE
Chairman of the Board, President and         Chairman of the Board, President
Chief Executive Officer of SAND              and Chief Executive Officer of SAND


STEVE DENNISON                               JEROME SHATTNER
Financial Director                           Executive Vice-President of SAND
Lynx Express Limited

                                             GILLES THERRIEN
JOSEPHINE MUNROE                             Vice-President, Finance and
Consultant                                   Administration, and Chief Financial
                                             Officer of SAND


DOUGLAS S. PRYDE                             GEORGES DUBE
Barrister & Solicitor                        Corporate Secretary


JEROME SHATTNER
Executive Vice President of SAND


MARTIN SHINDLER
Accountant and Business Consultant


GEORGE WICKER
Executive Vice President of SAND
  Technology Corporation


AUDIT COMMITTEE
---------------

JOSEPHINE MUNROE
DOUGLAS S. PRYDE
STEVE DENNISON  (Chairman)


OPTION COMMITTEE
----------------

JOSEPHINE MUNROE
MARTIN SHINDLER

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------

EXECUTIVE OFFICE                               AUDITORS
SAND Technology Inc.                           Deloitte & Touche LLP
215 Redfern Avenue                             Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA H3Z 3L5
                                               TRANSFER AGENTS
UNITED STATES                                  CIBC Mellon Trust Company
SAND Technology Corporation                    2001 University Street
1616 Anderson Road                             Suite 1600
McLean                                         Montreal, Quebec
Virginia 22102                                 CANADA H3A 2A6
U.S.A.

George Wicker
Executive Vice President                       INVESTOR RELATIONS
                                               Inquiries may be directed to
IRELAND                                        de Jong & Associates, sndt@dejong.org
SAND Technology (Ireland) Limited              (760) 943-9065
6 Fitzwilliam Square
Dublin 2
Ireland

Wendy Greenford                                STOCK TRADING INFORMATION
Managing Director                              The Company's Class A Common Shares are traded on The
                                               Nasdaq SmallCap Market System under the trading symbol
UNITED KINGDOM                                 SNDT.
SAND Technology Limited
Pinewood
Chineham Business Park
Crockford Lane                                 FORM 20-F
Chineham, Basingstoke
Hampshire RG24 8AL                             The Company's Annual Report on Form 20-F as filed with
UNITED                                         the Securities and Exchange Commission, is available
KINGDOM                                        without charge, upon written request addressed to the
                                               Vice President and Chief Financial Officer at the
Tim Daniels                                    Company's Executive Office.
Managing Director


GERMANY                                        ANNUAL MEETING
SAND Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2                   The annual meeting of shareholders will be held at 10:00
D-20095 Hamburg                                a.m. on Tuesday, December 16, 2003, at the offices of
GERMANY                                        Lavery, de Billy, 1 Place Ville Marie, 40th Floor,
                                               Montreal, Quebec, Canada.
Roland Markowski
Managing Director

--------------------------------------------------------------------------------
                                  www.sand.com

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Tuesday, December 16, 2003 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2003, together with the Report of the Auditors thereon;

2. to elect six (6) directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor for the fiscal year 2004 and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor;

4. to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, in the form of Schedule "A" attached to the Management Proxy Circular, ratifying, confirming and approving the Shareholder Rights Plan adopted by the Board of Directors of the Corporation as summarized in the Management Proxy Circular; and

5. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 14th day of November 2003.

                                      BY ORDER OF THE BOARD OF DIRECTORS,




                                      /s/ Arthur G. Ritchie
                                      Arthur G. Ritchie
                                      Chairman of the Board
                                      President and Chief Executive Officer


THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON TUESDAY, NOVEMBER 18, 2003 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 12, 2003 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                           [INTENTIONALLY LEFT BLANK]

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477


                            MANAGEMENT PROXY CIRCULAR


                             SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON TUESDAY, DECEMBER 16, 2003 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT OF THE MEETING. THE INFORMATION CONTAINED IN THIS CIRCULAR IS GIVEN AS AT NOVEMBER 14, 2003, EXCEPT WHERE OTHERWISE NOTED. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED.

         The solicitation of proxies by the Corporation will be primarily done by mail but proxies may be solicited by other means of delivery or in person or by telephone by directors, officers, regular employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation. This Management Proxy Circular and the accompanying Form of Proxy and Annual Report to Shareholders are expected to be first mailed to shareholders on or about November 20, 2003.

APPOINTMENT OF PROXYHOLDERS

         The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

         The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s). An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the registrar and transfer agent of Sand, namely CIBC Mellon Trust Company, 200 Queen's Quay East, Unit # 6, Toronto, Ontario, Canada M5A 4K9, no later than the close of business on Friday, December 12, 2003 or, if the Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

         THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR CLASS A COMMON SHARES OF SAND (THE "COMMON SHARES") IN THEIR OWN NAME.

         Shareholders who hold their Common Shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then, in almost all cases, the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR COMMON SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

         Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by the broker, agent, or nominee of such shareholder is limited to instructing the registered holder of the relevant Common Shares on how to vote such Common Shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks the Beneficial Shareholder to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of Common Shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP CANNOT USE THAT FORM TO VOTE HIS/HER COMMON SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP OR ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH COMMON SHARES ARE VOTED.


REVOCATION OF PROXIES

         A registered shareholder who has given a proxy may revoke the proxy by
(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; (b) depositing an instrument in writing properly executed by the registered shareholder authorized in writing: (i) at the office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or (c) in any other manner permitted by law.

         Beneficial Shareholders who wish to revoke a voting instruction form should communicate with their broker, intermediary or other nominee as to the procedure to be followed to effect such revocation.


                  EXERCISE OF DISCRETION BY HOLDERS OF PROXIES

         The persons named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder appointing them and, if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY:

         o FOR the election as directors of the nominees whose names are set out under the heading "Election of Directors";

         o FOR the appointment of Deloitte and Touche LLP to the office of Auditor of the Corporation and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of the Auditor;

         o FOR the resolution in the form of Schedule "A" ratifying, confirming and approving the Shareholder Rights Plan adopted by the Board of Directors of the Corporation and described under the heading "Approval of Shareholders Rights Plan".

         THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING. AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS NOT NOW KNOWN TO THE MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.


                              FINANCIAL STATEMENTS

         The Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2003 and the Report of the Auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the 2003 Annual Report of the Corporation which is being mailed together with this Management Proxy Circular. No vote by the shareholders with respect to the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2003 and the Report of the Auditors thereon is required or proposed to be taken.

                                  VOTING SHARES

         The Common Shares of the Corporation are the only shares entitled to vote at the Meeting of Shareholders. Each Common Share carries one vote. On November 1, 2003, there were 13,094,227 Common Shares outstanding.

         The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy.

         THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS" OR THE "BOARD") FIXED THE CLOSE OF BUSINESS ON TUESDAY, NOVEMBER 18, 2003 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.


                     PRINCIPAL HOLDERS OF VOTING SECURITIES

         As at November 14, 2003, the following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:

                                                Number of Common Shares                 Percentage of Common Shares
                                                  Beneficially Owned,                  Beneficially Owned, Controlled
                                                 Controlled or Directed                         or Directed
                                        -----------------------------------------     ---------------------------------
ARTHUR G. RITCHIE...............                       2,074,138                                   15.8%


                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

No director, officer or associate of a director or officer nor, to the knowledge of the directors or Management of the Corporation after having made reasonable inquiry, any person who beneficially owns, directly or indirectly, more than 10% of the Common Shares outstanding as at the date of this Management Proxy Circular, or any associate or affiliate of such person, has any material interest, direct or indirect, in the matters to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS

         Pursuant to the Articles and By-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors to be elected at six (6). Proxies cannot be voted for a greater number of persons than the number of nominees named.

         The following is a list of the nominees who have agreed to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation and have been directors since the dates indicated. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. SUCH ELECTION WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE PROPOSED NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE.

         At least twenty-five percent of the directors must be Canadians within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

         There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

         The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the six (6) nominees for election as directors is as follows:

                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
ARTHUR G. RITCHIE             Chairman of the Board, President              1983                       2,074,138
                              and Chief Executive Officer
                              of Sand

STEVE DENNISON                Financial Director                            2002                           5,100
                              Lynx Express Limited

DOUGLAS S. PRYDE              Barrister & Solicitor                         2001                               -
                              Lavery, de Billy

JEROME SHATTNER               Executive Vice-President of Sand              2000                       1,023,000

MARTIN SHINDLER               Accountant and                                1987                           2,140
                              Business Consultant

GEORGE WICKER                 President, Sand Technology                    1996                         274,950
                              Corporation

         Steve Dennison who is a nominee for election as director by the shareholders for the first time was appointed Financial Director of Lynx Express Limited in 2003, one of the United Kingdom's largest transportation companies, having held the position of Commercial Director since 1999. During the four previous years, he was Finance Director and Corporate Secretary for Red Star Parcels Limited. From 1988 to 1993, Mr. Dennison who is a qualified Chartered Accountant, was with KPMG most recently as Corporate Finance Manager. He holds a Bsc (Hons) in Management Science from the University of Manchester.

         The Board of Directors has established two standing committees: the Audit Committee and the Option Committee. Certain responsibilities have been delegated to these committees. Each committee has been instructed to perform certain advisory functions and either make certain decisions or recommendations and report to the Board of Directors. The Board of Directors has not established an executive committee.

         Messrs. Dennison and Pryde and Ms. Josephine Munroe, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Dennison is Chairman of the Audit Committee. Mr. Dennison, Mr. Pryde and Ms. Munroe satisfy the current requirements of The Nasdaq Stock Market, Inc. relating to the independence and the qualification of the members of the Audit Committee. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Audit Committee.

         Ms. Munroe and Mr. Shindler, both of whom are non-management and unrelated directors, currently comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Option Committee.

         Ms. Josephine Munro, who is currently a director of the Corporation, is not a nominee for election to the Board of Directors. Ms. Munroe will serve as a director until the close of the Meeting. Assuming the shareholders approve the election of the persons named in this Management Proxy Circular, the Board of Directors intends to reconstitute the Audit Committee and the Option Committee immediately following the Meeting on December 16, 2003. The Corporation anticipates that, upon the appointment of directors to the committees of the Board, its system of corporate governance will fully satisfy all current legislative and regulatory requirements.


                            REMUNERATION OF DIRECTORS

         For the fiscal year ended July 31, 2003, each director, other than those directors who are salaried officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the Board of Directors.


                             EXECUTIVE REMUNERATION

CASH REMUNERATION

         For the fiscal year ended July 31, 2003, the aggregate cash remuneration including salaries and bonuses paid by Sand to eight (8) executive officers for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $1,436,901.

         The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

         The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

         On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

         The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

         The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

         As at November 1, 2003, 765,000 options had been granted and remained outstanding under the Incentive Plan and 311,000 options remained available for grant.

         During the fiscal year ended July 31, 2003, the Committee granted options to purchase an aggregate of 260,000 Common Shares to three Officers and/or Directors and an aggregate of 193,500 Common Shares to twenty (20) employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 71,500 options were cancelled. No options were exercised.

         During the period August 1, 2003 to November 1, 2003, the Committee granted options to purchase an aggregate of 30,000 Common Shares to three employees at exercise prices which vary from US$1.25 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 10,000 options were cancelled.

1996 STOCK OPTION PLAN

         On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31,
1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

         The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

         The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

         As at November 1, 2003, 505,500 options had been granted and remained outstanding under the Option Plan and 218,500 options remained available for grant.

         During the fiscal year ended July 31, 2003, the Committee granted options to purchase an aggregate of 20,000 Common Shares to one Officer and an aggregate of 97,500 Common Shares to four employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 101,250 options were cancelled. No options were exercised.

         During the period August 1, 2003 to November 1, 2003, the Committee granted options to purchase an aggregate of 3,000 Common Shares to one employee at an exercise price of US$1.07 per share which was not less than the closing price of the Common Shares on the Nasdaq Market System on the day prior to the grant. No options were cancelled.

EMPLOYMENT AGREEMENT

         Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of the Corporation, entered into an employment agreement ("the Agreement") with the Corporation upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless the Corporation or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by the Corporation for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all plans and programs of the Corporation to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2003, the employment of Mr. Ritchie with the Corporation was automatically extended to December 31, 2003 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2004 either on terms similar to those in the Agreement or on terms to be agreed upon.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHERS

The directors and officers of Sand, and their associates, were not indebted to the Corporation or to any of its subsidiaries at any time since the beginning of the last completed fiscal year of the Corporation.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a corporate reimbursement deductible of US$250,000 per loss. The current annual premium is paid entirely by the Corporation and amounts to approximately US$125,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.


                              CORPORATE GOVERNANCE

         Governance processes are subject to ongoing review and assessment by the Board of Directors to maintain high standards of corporate governance in a rapidly changing environment.

         The Corporation is aware that certain additional corporate governance protections will be required to be put into place under the provisions of the United States SARBANES-OXLEY ACT OF 2002 and certain proposed changes to the corporate governance guidelines of The Nasdaq Stock Market, Inc.. The Corporation anticipates that it will be in compliance with such proposed changes as they become effective, if not earlier.

BOARD OF DIRECTORS

         Pursuant to the CANADA BUSINESS CORPORATION ACT, the Board is required to manage, or supervise the management of, the affairs and business of the Corporation. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Corporation, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

         The Board of Directors has adopted a Charter which sets out the duties and responsibilities of the Board of Directors.

         The Board of Directors has also adopted Standards of Ethical Conduct which apply to all directors and officers of the Corporation.

         In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the strategic planning process of the Corporation and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation; (ii) identifying the principal risks of the business of the Corporation and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Corporation has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on authority of management; (v) overseeing the integrity of the internal control and management information systems of the Corporation; (vi) overseeing the communications policy of the Corporation with its shareholders and with the public generally; (vii) providing for the independent functioning of the Board; and (viii) adopting, monitoring and, where appropriate, granting waivers from the Standards of Ethical Conduct that governs the behaviour of directors, officers and employees of the Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board has established two committees: the Audit Committee and the Option Committee. Committee members are appointed annually following the annual meeting of the shareholders of the Corporation.

AUDIT COMMITTEE

         The Audit Committee has adopted a formal Charter that details its mandate.

         The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Corporation. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Corporation and recommending whether such statements should be approved by the Board; (b) reviewing and approving unaudited interim financial statements of the Corporation; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Corporation and, where necessary, the removal of the independent auditors of the Corporation; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Corporation; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Corporation; (f) monitoring and evaluating the independence and performance of the independent auditors of the Corporation; (g) pre-approving all non-audit services to be provided to the Corporation by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Corporation and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Corporation; (j) monitoring the compliance of the Corporation with legal and regulatory requirements related to financial reporting and disclosure; (k) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Corporation; (l) reviewing and ensuring the acceptability of the accounting principles of the Corporation; (m) identifying the principal financial risks of the Corporation; (n) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

         It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Corporation. In performing its role, the Audit Committee is empowered to investigate any matter brought to its intention, with full access to all books, records, accounts, facilities and personnel of the Corporation. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

OPTION COMMITTEE

         The Option Committee is appointed by the Board of Directors to administer the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the heading "Executive Remuneration" above.

STANDARDS OF ETHICAL CONDUCT

         As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Corporation. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Corporation of any waiver from these standards granted to the directors or officers of the Corporation in the quarterly report of the Corporation that immediately follows the grant of such waiver.


                            REPORT OF AUDIT COMMITTEE

         The Audit Committee is described in the section entitled "Corporate Governance" in this Management Proxy Circular.

         The following is the report of the Audit Committee with respect to the Audited Consolidated Financial Statements for the Corporation for the fiscal year ended July 31, 2003. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the SECURITIES ACT of 1933, as amended, or the SECURITIES EXCHANGE ACT of 1934, as amended, except to the extent that this report is specifically incorporated by reference in such filing.

         REVIEW WITH MANAGEMENT. The Audit Committee has reviewed and discussed with Management the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2003.

         REVIEW AND DISCUSSIONS WITH AUDITOR. The Audit Committee has discussed with Deloitte & Touche LLP, the Auditor of the Corporation, the matters required to be discussed by SAS61 (Codification of Statements on Accounting Standards) which include, among other items, matters related to the conduct of the audit of the financial statements of the Corporation.

         The Audit Committee has also received written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 which relates to the independence of the Auditor from the Corporation and has discussed with Deloitte & Touche LLP its independence from the Corporation.

         CONCLUSION. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2003 be approved and that they be included in the Annual Report of Sand to its shareholders, in the Annual Report of Sand on Form 20-F and in any reports on Form 6-K.

         This report is submitted by the members of the Audit Committee of the Board of Directors, namely:

Steve Dennison, Chairman
Josephine Munroe
Douglas Pryde.


                             APPOINTMENT OF AUDITOR

         There will be submitted to the Meeting a resolution to re-appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor. Deloitte & Touche LLP has acted as the Auditor of the Corporation for more than five (5) years. Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITOR. SUCH RE-APPOINTMENT WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

Audit Fees

         Deloitte & Touche LLP billed the Corporation $259,060 in fiscal 2003 for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. From that amount, $68,000 was related to fiscal 2003 while $191,060 was related to fiscal 2002.

Tax Fees

         Deloitte & Touche LLP billed the Corporation $148,920 in fiscal 2003 for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to corporate international tax planning, the preparation of corporate tax returns and specific tax advice on research and development tax credit payments.

Other Fees

         Other than the audit and tax services described above, Deloitte & Touche LLP did provide other services amounting to $14,600 to the Corporation in fiscal 2003.

         The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All non-audit services provided by Deloitte & Touche LLP must be approved by the Audit Committee.


                       APPROVAL OF SHAREHOLDER RIGHTS PLAN

Ratification by Shareholders

         Shareholders will be asked to ratify the shareholder rights plan of the Corporation (the "Rights Plan"), the terms and conditions of which are set out in the Shareholder Rights Plan Agreement (the "Rights Agreement") dated as of November 17, 2003 between the Corporation and CIBC Mellon Trust Company, as rights agent.

         The Rights Plan was considered and adopted by the Board of Directors on November 12, 2003 and made effective November 17, 2003. The Rights Plan will terminate if the Rights Agreement is not ratified by shareholders at the Meeting. See "Shareholder Approval", below.

Recommendation of the Board of Directors

         The Board of Directors has concluded, for the reasons discussed below, that the Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders ratify the Rights Agreement.

Background to the Rights Plan

         Under applicable securities legislation in Canada, a take-over bid is generally understood to mean an offer to acquire outstanding voting or equity securities of a class of a corporation that, together with shares already owned by the bidder and certain parties related to the bidder, amount to 20% or more of the outstanding securities of that class. The existing legislative framework for take-over bids presents certain concerns for shareholders, which has led many Canadian companies to adopt shareholder rights plans. In particular, this framework permits a take-over bid to expire 35 days after it is initiated. The result is that shareholders may fail, in the absence of the Rights Plan, to realize the maximum value for their shares. The Board of Directors is of the view that shareholders, as well as the Board of Directors, need more than 35 days to consider a take-over bid and make a reasoned and careful decision regarding such bid, or to consider actual or possible competing take-over bids.

         The purpose of the Rights Plan is to ensure adequate time for shareholders of the Corporation to assess the merits of a take-over bid without undue pressure. The Rights Plan is designed to give the Board of Directors time to consider alternatives, which may allow shareholders to receive full and fair value for their Common Shares. In addition, the Rights Plan will restrict creeping accumulations of shares through a combination of market purchases up to the 20% threshold and exempt acquisitions (such as pursuant to a private arrangement) that can be unfair to shareholders.

         The Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Indeed, the Board of Directors believes that the Rights Plan remains an appropriate mechanism to ensure that the Board of Directors will be able to discharge its responsibility to assist shareholders in responding to a take-over bid. In adopting the Rights Plan, the Board of Directors does not intend to prevent a change of control of the Corporation or to secure the continuance of current Management or the directors currently in office. The Rights Plan is not part of a plan by Management to adopt a series of anti-takeover measures. The Rights Plan does not preclude any shareholder from using the proxy mechanism under the CANADA BUSINESS CORPORATIONS ACT and securities laws to promote a change in the Management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares of the Corporation to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares.

         Shareholder rights plans have been adopted by a number of publicly-held corporations in Canada. The terms of the Rights Plan are substantially similar to as those adopted by other major Canadian companies.

         The proposal to ratify the Rights Plan is not being made in response to or in anticipation of any pending or threatened take-over bid for the Common Shares of the Corporation.

         As a result of the Rights Plan, anyone wishing to take over the Corporation may be forced under certain circumstances to negotiate a transaction with our Board and Management or comply with certain bid criteria in order not to trigger the exercise of rights. The need to negotiate with the Board or Management or to comply with certain bid criteria could add complexity to a proposed takeover. For example, a proposed hostile bidder might have to bring court or regulatory proceedings to have the Rights Plan cease-traded. This could prolong the take-over process and, arguably, deter a potential bidder.

Summary of the Rights Plan

         The principal terms of the Rights Plan are summarized below. Capitalized terms used but not defined in this summary are used as defined in the Rights Agreement. The summary is qualified by reference to the actual provisions of the Rights Agreement.

Rights

         One Right will be issued and will attach to each outstanding Common Share of the Corporation. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to a Flip-In Event, the Rights are priced at CDN$100 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase that number of Common Shares of the Corporation having an aggregate market value equal to twice CDN$100 per share for CDN$100 per share. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of the Corporation, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

         An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Corporation. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

         o a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Corporation, (ii) pro rata distributions of Common Shares by the Corporation, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or
                  (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

         o underwriters who obtain Common Shares for the purpose of a public distribution.

Beneficial Ownership

         The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of common shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

         If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

         o the Take-over Bid must be made to all shareholders other than the bidder;

         o the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

         o the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60 day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

         o the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

         The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

         The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

         Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine to waive the application of the Rights Plan to any Flip-In Event.

         The Board of Directors may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

         The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Corporation in 2005 and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Corporation.

Shareholder Approval

         In order for the Rights Agreement to remain effective, the Rights Agreement must be ratified by a resolution passed by a majority of the votes cast by Independent Shareholders who vote at the Meeting. For this purpose, "Independent Shareholders" mean holders of Common Shares excluding (i) any Acquiring Person, (ii) an Offeror, with certain exceptions, (iii) any Affiliate or Associate of such Acquiring Person or Offeror; (iv) any person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any trustee or administrator of any employee benefit plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan direct the manner in which the shares are to be voted.


              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

         The CANADA BUSINESS CORPORATIONS ACT permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is August 12, 2004.


                            AVAILABILITY OF DOCUMENTS

         COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER, AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY
CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2003 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2003 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE DOCUMENT ENTITLED STANDARDS OF ETHICAL CONDUCT OF THE CORPORATION; THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2003 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

         THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.






                                           /s/ ARTHUR G. RITCHIE
Westmount, Quebec                          Arthur G. Ritchie
November 14, 2003                          Chairman of the Board,
                                           President and Chief Executive Officer

                                   SCHEDULE A

                       SHAREHOLDER RIGHTS PLAN RESOLUTION

                        RESOLUTION OF THE SHAREHOLDERS OF
                              SAND TECHNOLOGY INC.
                               (THE "CORPORATION")


RESOLVED THAT:

1. the adoption of the Shareholder Rights Plan Agreement dated as of November 17, 2003 between the Corporation and Computershare Trust Company of Canada is hereby ratified, confirmed and approved; and

2. any director or officer of the Corporation is hereby authorized and directed in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents and to do all such other acts and things as such person may consider necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby.

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON TUESDAY, DECEMBER 16, 2003 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation, or failing him, Jerome Shattner, a director of the Corporation, or failing him, Georges Dube, Secretary of the Corporation, or instead of any of them _______________________________ , with full power of substitution, as the proxy of the undersigned to attend, act and vote all Class A Common Shares held of record by the undersigned, at the Annual and Special Meeting of the Shareholders of the Corporation, to be held on Tuesday, December 16, 2003 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, and at every adjournment of the meeting. Without limiting the general authorization and powers given by this proxy, the undersigned hereby directs each of persons named as proxy to vote as follows:

1. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the election as Directors of Steve Dennison, Arthur G. Ritchie, Douglas S. Pryde, Jerome Shattner, Martin Shindler and George Wicker.

2. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the appointment of Deloitte & Touche, as auditor of the Corporation and authorization for the Audit Committee of the Board of Directors of the Corporation to fix the remuneration of the auditor.

3. VOTE FOR / / or VOTE AGAINST / / with regard to the ratification, confirmation and approval of the Shareholder Rights Plan.

4. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                              Dated this _________ day of _________________ 2003


                              __________________________________________________
                                                NAME OF SHAREHOLDER
                                                    (print name)


                              __________________________________________________
                                             SIGNATURE OF THE SHAREHOLDER


                              YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR YOU AT THE MEETING. YOU MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

                              The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                              IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN THE CLOSE OF BUSINESS ON FRIDAY, DECEMBER 12, 2003 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                              THIS FORM OF PROXY SHOULD BE DATED AND THE
                              SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS FORM OF PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE CORPORATION.

                              SAND TECHNOLOGY INC.




                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              SAND TECHNOLOGY INC.



November 20, 2003                             (s) ARTHUR RITCHIE
                                              ---------------------------------
                                              Arthur Ritchie
                                              Chairman of the Board, President
                                              and Chief Executive Officer



                                      79